U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):

SEC FILE NUMBER 0-27755 CUSIP NUMBER 46622G10
☐ Form 10-K and Form 10-KSB	☐ Form 20-F	☐ Form 11-K
☒ Form 10-Q and Form 10-QSB		☐ Form N-SAR

For Period Ended: March 31, 2002
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing From. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I — Registrant Information

Full Name of Registrant:	JNI Corporation
Former Name if Applicable:
Address of Principal Executive Office:	10945 Vista Sorrento Parkway San Diego, CA 92130

Part II — Rules 12b-25(b) and (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; and
☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III — Narrative

        State below in reasonable detail the reason why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

        The Company is in the process of assembling and reviewing accounting information and was unable to file its Quarterly Report on Form 10-Q by May 15, 2002, the required filing date, without unreasonable effort or expense.

Part IV — Other Information

        (1)  Name and telephone number of person to contact in regard to this notification:

    Gloria Purdy,                                                                                                                                          (858) 523-7000
    Chief Financial Officer

        (2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes        ☐ No

        (3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes        ☒ No

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Signature

JNI CORPORATION
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 16, 2002	By:	/s/ Gloria Purdy
Gloria Purdy, Chief Financial Officer